EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2008	2007
Income from continuing operations, before taxes	3,195,398	34,930,705
Fixed charges, as adjusted	25,512,339	17,964,843

	28,707,737	52,895,548

Fixed charges:
Interest expense including amortization of debt costs	20,847,244	13,648,697
Capitalized interest	268,855	633,578
Interest factor on rent ( 1/3 rent expense)	4,665,095	4,316,146
Total fixed charges	25,781,194	18,598,421
Less capitalized interest	(268,855)	(633,578)

Fixed charges, as adjusted	25,512,339	17,964,843

Ratio of earnings to fixed charges	1.1	2.8

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